UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 6, 2018

In the Matter of

Broadcast 3DTV, Inc.
1020 North Hollywood Way
Suite 120
Burbank, CA 91505

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No. 024-10667

Broadcast 3DTV, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 6, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary

Action as set forth or recommended herein APPROVED pursuant to authority delegated by the Commission under Public Law 87-592.

For: Division of Corporation Finance

By: _____ 12-6-18

(date)